Exhibit 99.2

May 21, 2024

IAMGOLD CORPORATION

BOUGHT DEAL TREASURY OFFERING OF COMMON SHARES

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. The final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+. Copies of the document may be obtained from National Bank Financial Inc. by phone at (416)-869-8414 or email at NBF-Syndication@bnc.ca, BMO Nesbitt Burns Inc., Brampton Distribution Centre C/O The Data Group of Companies by phone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca; or from RBC Dominion Securities Inc., by phone at 416-842-5349 or by email at distribution.rbcds@rbccm.com. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, as supplemented, in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting National Bank of Canada Financial Inc. by phone at (416)-869-8414 or email at NBF-Syndication@bnc.ca, BMO Capital Markets Corp., by phone at (800) 414-3627 or by email at bmoprospectus@bmo.com, or from RBC Capital Markets, LLC, by phone at 877-822-4089 or by email at equityprospectus@rbccm.com.

Issuer:	IAMGOLD Corporation (“IAMGOLD” or the “Corporation”).

Offering:	Treasury offering of 72,000,000 common shares (“Common Shares”) (82,800,000 Common Shares if the Over-Allotment Option (as defined below) is exercised in full).

Issue Price:	US$4.17 per Common Share.

Gross Proceeds:	US$300,240,000 (US$345,276,000 if the Over-Allotment Option is exercised in full).

Over-Allotment Option:	The Corporation has granted the underwriters an option, which may be exercised in whole or in part at the Co-Bookrunners’ (as defined below) sole discretion on behalf of the underwriters at any time within the 30 days following the Closing Date, to purchase at the Issue Price up to an additional 10,800,000 Common Shares (representing 15% of the Common Shares issued pursuant to the Offering prior to the exercise of the Over-Allotment Option) to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, total gross proceeds will be US$345,276,000.

Use of Proceeds:	The Corporation intends to use the net proceeds of the Offering, including the proceeds from the Over-Allotment Option should it be exercised, towards its repurchase of a 9.7% interest in the Côté Gold Project from Sumitomo Metal Mining Co. Ltd.

Form of Offering:	Public offering, eligible for sale in all provinces and territories of Canada, other than the Province of Québec and Nunavut, pursuant to a prospectus supplement to the short form base shelf prospectus of the Corporation dated September 1, 2022, into the United States under a registration statement filed under the multi-jurisdictional disclosure system, and in such other jurisdictions as the Co-Bookrunners may agree on a private placement basis.

Form of Underwriting:	Bought deal, subject to the entering into an underwriting agreement containing “Disaster Out”, “Regulatory Out”, “Cease Trade Out” and “Material Adverse Change Out” clauses running until the Closing Date, and other industry standard provisions.

Listing:	Application will be made to list the Common Shares on the Toronto Stock Exchange and the New York Stock Exchange. Listing will be subject to fulfilling all the listing requirements of the Toronto Stock Exchange and New York Stock Exchange, respectively. The Corporation’s existing common shares are currently listed on the Toronto Stock Exchange under the symbol “IMG” and on the New York Stock Exchange under the symbol “IAG”.

Eligibility:	Eligible under the usual statutes and for RRSPs, RRIFs, RESPs, RDSPs, DPSPs, TFSAs, and FHSAs.

Co-Bookrunners:	National Bank Financial Markets, BMO Capital Markets and RBC Capital Markets.

Commission:	4.0% of the gross proceeds of the Offering, including the Over-Allotment Option, if exercised.

Closing Date:	On or about May 24, 2024 (the “Closing Date”).